Exhibit 99.1

Vermilion Energy Inc. Provides Update on the Production Impact from Alberta Wildfires

CALGARY, AB, May 15, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", or the "Company") (TSX: VET) (NYSE: VET) is pleased to report that it has restored approximately 60% of the 30,000 boe/d of production that was temporarily shut-in as a result of the wildfires in West Central Alberta. We have inspected all of our key assets and confirm that there was no major damage to our facilities or well sites, and we will bring the remaining curtailed production back online as soon as it is safe to do so.

As a result of this production being temporarily offline, we now expect Q2 2023 production to average 80,000 to 83,000 boe/d. Our 2023 annual production guidance of 82,000 to 86,000 boe/d remains unchanged.

We would like to again thank our staff and emergency responders for their tireless work in response to the wildfires. Our thoughts continue to be with our employees, their families, and our neighbors in the local communities during this difficult time.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/15/c0123.html

%CIK: 0001293135

For further information: Please contact: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:30e 15-MAY-23